UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On October 8, 2025, LEIFRAS Co., Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood Capital Partners, LLC, as representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,250,000 American Depositary Shares (the “ADSs”). Each ADS represents one ordinary share of the Company.

On October 10, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283712), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2024, as amended, and declared effective by the SEC on September 29, 2025. The ADSs were priced at $4.00 per ADS, and the offering was conducted on a firm commitment basis. The ADSs were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “LFS” on October 9, 2025.

The Company intends to use the net proceeds from the IPO for (i) investing in full-time human resources to expand the market shares of its sports school and social businesses; (ii) expanding its sports school business, including securing sports facilities and hiring part-time school assistance; (iii) expanding its social business, including hiring part-time personnel for its social business; and (iv) other working capital uses.

In connection with the IPO, the Company issued three press releases, one on October 8, 2025, announcing the pricing of the IPO, one on October 9, 2025, announcing the listing on The Nasdaq Capital Market, and one on October 10, 2025, announcing the closing of the IPO, respectively.

Copies of the three press releases are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Listing on the Nasdaq Capital Market
99.3	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

By:	/s/ Kiyotaka Ito
Kiyotaka Ito
Representative Director and Chief Executive Officer

Date: October 10, 2025

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